07006828

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 30 2007
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: dba BNY Capital Markets, Inc.
BNY Associates Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street

New York NY 10286

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~John M. Gavin, Jr.~~ ~~212-635-1386~~
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Ernst & Young LLP

5 Times Square **New York** **NY** **10036**

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BNY Capital Market Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

JAY W. SONG
Notary Public, State Of New York
No. 01SO6062776
Qualified In Queens County
Commission Expires August 13, 2009

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
BNY Capital Markets, Inc.

We have audited the accompanying statement of financial condition of BNY Capital Markets, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Capital Markets, Inc. at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 29, 2007

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Statement of Financial Condition

December 31, 2006

Assets		
Cash		$ 945,586
Receivable from clearing broker-dealers		99,304,049
Securities owned, at market value	$ 404,064,271	
Securities owned, pledged as collateral	42,500,000	
Total securities owned *(Note 3)*		446,564,271
Securities purchased under agreement to resell		16,655,856
Accrued interest receivable		4,114,987
Fees receivable		2,847,618
Receivable from affiliate		943,679
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $2,926,707)		1,223,666
Goodwill		30,856,356
Deferred tax asset (*Note 5*)		5,023,485
Other assets		5,250,063
Total assets		$ 613,729,616
Liabilities and shareholder's equity		
Liabilities:		
Short-term borrowings		$ 162,500,000
Securities sold, not yet purchased, at market value		101,275,936
Payable to Parent (*Note 7*)		71,450,051
Payable to broker-dealers		2,005
Accrued compensation		30,258,740
Deferred tax liability (*Note 5*)		6,760,973
Other liabilities		4,049,733
		376,297,438
Subordinated liabilities (*Note 10*)		50,000,000
Total liabilities		426,297,438
Shareholder's equity:		
Common stock, $.10 par value—1,000 shares authorized; 105 shares issued and outstanding		10
Additional paid-in capital		51,180,932
Retained earnings		136,251,236
Total shareholder's equity		187,432,178
Total liabilities and shareholder's equity		$ 613,729,616

See accompanying notes.

BNY Capital Markets, Inc.
(A wholly-owned subsidiary of The Bank of New York Company, Inc.)

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

BNY Capital Markets, Inc. (the Company), a wholly-owned subsidiary of The Bank of New York Company, Inc. (the Parent), is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. (the NASD). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation. The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company also performs various corporate finance advisory activities, such as mergers and acquisitions and project finance. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks, including the possibility of loss of principal invested.

The Company clears all of its transactions through an affiliated broker-dealer on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

2. Summary of Significant Accounting Policies (continued)

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

Investment Banking Fees

Investment banking fees are fees arising from securities offerings in which the Company acts as an underwriter, agent, or syndicate member. Underwriting fees are recorded on the offering date, while private placement and syndication fees are recorded on the closing date.

Commissions and Other Fees

Commissions and other fees primarily relate to mergers and acquisition advisory fees, auction rate securities fees, remarketing agent fees, portfolio management fees and brokerage commissions. These commissions and fees are recorded when services to be performed are completed.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements of Repurchase

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in accrued interest receivable on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of an operating segment is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

Employee Benefit Plans – Stock Options

Certain employees of the Company participate in the Parent's stock option award plans. The Parent follows the prospective method of fair value accounting under SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, for these stock options.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

During 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Company does not expect that the adoption of FIN 48 will have a material impact on the statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2006, securities owned (including those pledged as collateral) and securities sold, not yet purchased at consist of the following, at market value:

	Owned	Sold, Not Yet Purchased
Auction rate securities	$ 156,004,863	$ –
Corporate debt	138,283,530	18,950,710
State and municipal obligations	80,571,180	–
Obligations of the U.S. government or its agencies	61,788,686	73,080,352
Mortgage backed securities	5,511,633	–
Commercial paper	2,772,075	–
Equities	1,632,304	9,244,874
	$ 446,564,271	$ 101,275,936

3. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to a counterparty. Included in state and municipal obligations, and obligations of the U.S. government or its agencies at December 31, 2006 are securities owned, pledged as collateral of $42,500,000.

4. Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $125,000,000 with unrelated financial institutions and an uncommitted line of credit in the amount of $10,000,000 with the Parent, which have no expiration date. In addition, the Company maintains an additional uncommitted line of credit with an unrelated financial institution that does not have a maximum principal borrowing amount. In each case, these lines of credit are used to finance the Company's proprietary trading business. As of December 31, 2006, the Company has overnight borrowings of $162,500,000 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 5.645%.

5. Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $5,023,485 and a gross deferred tax liability of $6,760,973 at December 31, 2006. The deferred tax asset is primarily attributable to the federal benefit of state and local taxes and the deferred tax liability is attributable to amortization of intangibles. The Company's effective income tax rate differs from the federal statutory income tax rate mainly as a result of the effect of current year state and local taxes, as well as an adjustment of current taxes due to differences between tax rates used for prior year tax returns and prior year provisions for income taxes.

6. Furniture, Equipment and Leasehold Improvements

Furniture and office equipment, computer equipment and leasehold improvements, at cost, consist of the following as of December 31, 2006:

Furniture and office equipment	$ 1,411,882
Computer equipment	1,540,319
Leasehold improvements	1,198,172
	4,150,373
Less:	
Accumulated depreciation	2,926,707
Furniture, equipment and leasehold improvements, net	$ 1,223,666

7. Related Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates.

As of December 31, 2006, amounts payable to Parent consist of the following:

Income taxes payable (*Note 5*)	$ 32,225,248
Benefit plan obligations (*Note 8)*	6,731,558
Accrued interest payable on subordinated liabilities (*Note 10*)	32,493,245
	$ 71,450,051

In addition, the Company had unrestricted cash of $345,098 and receivables of $776,584 with an affiliate of the Parent.

8. Employee Benefit Plans

The Company's employees are covered under the Parent's benefit plans. The Parent's Defined Benefit Retirement Plan covers substantially all full time employees. The Company's employees are also covered under the Parent's Employee Stock Ownership Plan and the Employee Savings Plan. In addition, certain employees of the Company may participate in the Stock Option Awards Plans.

9. Financial Instruments

Fair Value

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair value of financial instruments at the balance sheet date. Assets, including cash, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amount which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

9. Financial Instruments (continued)

The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

10. Liabilities Subordinated to Claims of General Creditors

The Company has a subordinated credit facility in the amount of $250,000,000 with the Parent. As of December 31, 2006, the Company has $50,000,000 outstanding on this facility, bearing interest of LIBOR + 150bps per annum. The note is scheduled to mature on February 28, 2012. There were no changes in subordinated borrowings during the year.

This loan is subordinated to the claims of general creditors. The NASD has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

11. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this Rule.

At December 31, 2006, the Company had net capital of $126,807,826, which was $108,473,059 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 2.17 to 1.

Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

12. Financial Instruments with Off-Balance Sheet Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers. The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the counterparty's inability to meet the terms of their contracts. Should the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2006 were settled without an adverse effect on the statement of financial condition.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

13. Commitments and Contingencies

Aggregate annual rentals for office space at December 31, 2006 are:

	Gross Rental	Sub-lease Rental	Net Obligation
2007	$ 1,154,672	$ (518,418)	$ 636,254
2008	1,185,335	(523,996)	661,339
2009	1,008,256	(531,804)	476,452
2010	966,576	(531,804)	434,772
2011	563,836	(442,564)	121,272
Total	$ 4,878,675	$ (2,548,586)	$ 2,330,089

13. Commitments and Contingencies (continued)

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and preceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however, based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company, although they could have a material effect on net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

14. Subsequent Events

On March 28, 2007, the Company declared and paid a dividend of $12,000,000.

END